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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No. 1)

Filed by the Registrant ☐
Filed by a Party other than the Registrant ☒
Check the appropriate box:
☒	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Pursuant to §240.14a-12

CONSECO, INC.
(Name of Registrant as Specified In Its Charter)
OTTER CREEK PARTNERS I, LP OTTER CREEK MANAGEMENT, INC. OTTER CREEK INTERNATIONAL LTD. ROGER KEITH LONG
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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PRELIMINARY PROXY STATEMENT SUBJECT TO COMPLETION
DATED APRIL     , 2009

 OTTER CREEK PARTNERS I, LP

April     , 2009

Dear Fellow Stockholder:

        Otter Creek Partners I, LP and the other participants in this solicitation (collectively, the "Otter Creek Entities" or "we") are the beneficial owners of an aggregate of 1,427,050 shares of common stock of Conseco, Inc. ("Conseco" or the "Company"), representing approximately 0.8% of the outstanding shares of common stock of the Company. For the reasons set forth in the attached Proxy Statement, we believe that the Board of Directors of the Company (the "Board") has not acted in the best interests of its stockholders since the emergence of the Company from reorganization in September 2003. Six of the Company's nine director nominees, including Philip R. Roberts, have been on the Board since the Company's reorganization in 2003. During this time period, as shown in the stock performance graph in the Company's Annual Report Form 10-K, filed on March 31, 2009, the common stock of the Company has lost 76% of its value. We believe the overall strength of the Board would be improved with the addition to the Board of Roger Keith Long. The Otter Creek Entities are therefore seeking your support at the annual meeting of stockholders of the Company (the "Annual Meeting") scheduled to be held on May 12, 2009 at 8:00 a.m. local time at the Conseco Conference Center located at 11825 North Pennsylvania Street, Carmel, Indiana 46032, for the following:

  1.
  To elect Roger Keith Long to the Company's Board of Directors instead of Philip R. Roberts and to elect eight other nominees for a one-year term ending in 2010;

  2.
  To approve the adoption of a Section 382 Stockholders Rights Plan;

  3.
  To vote against the approval of the Company's Amended and Restated Long-Term Incentive Plan;

  4.
  To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2009; and

  5.
  To consider such other matters, if any, as may properly come before the Annual Meeting.

        We are not seeking control of the Board. Rather, we are seeking one (1) out of nine (9) seats on the Board to ensure that the interests of the stockholders, the true owners of the Company, are vigorously represented in the boardroom by qualified and independent representatives. Through the attached Proxy Statement, we are soliciting proxies to elect not only Roger Keith Long as a director, but also the candidates who have been nominated by the Company other than Philip R. Roberts. This gives stockholders the ability to vote for the total number of directors up for election at the Annual Meeting. The names, backgrounds and qualifications of the Company's nominees, and other information about them, can be found in the Company's proxy statement. There is no assurance that any of the Company's nominees will serve as directors if our nominee is elected.

        The Otter Creek Entities urge you to carefully consider the information contained in the attached Proxy Statement and then to support our efforts by signing, dating and returning the enclosed GOLD proxy card today.

        If you have already voted a proxy card furnished by the Company's management, you have every right to change your vote by signing, dating and returning a later dated proxy.

        Under new Securities and Exchange Commission rules, you are receiving this notice that this Proxy Statement is available on the Internet. This Proxy Statement and the GOLD proxy card are available at www.proxyvote.com.

        If you have any questions or require any assistance with your vote, please contact Roger Keith Long at (561) 832-4110.

Thank you for your support.
OTTER CREEK PARTNERS I, LP
By:	Otter Creek Management, Inc. its General Partner
By:
	Name:	Roger Keith Long
	Title:	President

PRELIMINARY PROXY STATEMENT SUBJECT TO COMPLETION
DATED APRIL     , 2009

2009 ANNUAL MEETING OF STOCKHOLDERS
OF
CONSECO, INC.

 PROXY STATEMENT
OF
OTTER CREEK PARTNERS I, LP

 PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

        Otter Creek Partners I, LP, a Delaware limited partnership ("Otter Creek Partners"), Otter Creek Management, Inc., a Delaware corporation ("Otter Creek Inc."), Otter Creek International Ltd., a British Virgin Islands investment corporation ("Otter Creek International"), and Roger Keith Long (collectively, with Otter Creek Partners, Otter Creek Inc. and Otter Creek International, the "Otter Creek Entities" or "we") are stockholders of Conseco, Inc., a Delaware corporation ("Conseco" or the "Company"). The Otter Creek Entities are the participants in this solicitation. We believe that the Board of Directors of the Company ("the Board") has not acted in the best interests of its stockholders since its emergence from reorganization in September 2003. Six of the Company's nine director nominees, including Philip R. Roberts, have been on the Board since the Company's reorganization in 2003. During this time period, as shown in the stock performance graph in the Company's Annual Report Form 10-K, filed on March 31, 2009, the common stock of the Company has lost 76% of its value. We believe the overall strength of the Board would be improved by the addition to the Board of Roger Keith Long. We are therefore seeking your support at the annual meeting of stockholders of the Company scheduled to be held on May 12, 2009 at 8:00 a.m. local time at the Conseco Conference Center, located at 11825 North Pennsylvania Street, Carmel, Indiana 46032, for the following, including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the "Annual Meeting"), for the following:

  1.
  To elect Roger Keith Long to the Company's Board of Directors instead of Philip R. Roberts and to elect eight other nominees for a one-year term ending in 2010;

  2.
  To approve the adoption of a Section 382 Stockholders Rights Plan;

  3.
  To vote against the approval of the Company's Amended and Restated Long-Term Incentive Plan;

  4.
  To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2009; and

  5.
  To consider such other matters, if any, as may properly come before the Annual Meeting.

        This Proxy Statement is soliciting proxies to elect not only Mr. Long, but also the candidates who have been nominated by the Company other than Philip R. Roberts. This gives stockholders who wish to vote for Mr. Long the ability to vote for nine (9) nominees in total.

        As of April     , 2009, the approximate date on which this Proxy Statement and the enclosed GOLD proxy card are first being distributed to stockholders, the Otter Creek Entities are the beneficial owners of an aggregate of 1,427,050 shares of common stock of the Company, par value $0.01 per share (the "Shares"), which currently represent approximately 0.8% of the issued and outstanding Shares.

        The Company has set the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting as March 16, 2009 (the "Record Date"). The mailing address of the principal executive offices of the Company is 11825 North Pennsylvania Street, Carmel, Indiana 46032. Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to the Company, as of the Record Date, there were 184,823,258 Shares outstanding and entitled to vote at the Annual Meeting. The participants in this solicitation intend to vote all of their Shares which they are entitled to vote FOR the election of Mr. Long and the candidates who have been nominated by the Company other than Philip R. Roberts.

        This proxy statement (this "Proxy Statement") and the enclosed GOLD proxy card are first being furnished to stockholders on or about April     , 2009.

THIS SOLICITATION IS BEING MADE BY THE OTTER CREEK ENTITIES AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY. THE OTTER CREEK ENTITIES ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING. SHOULD OTHER MATTERS, WHICH THE OTTER CREEK ENTITIES ARE NOT AWARE OF IN A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

THE OTTER CREEK ENTITIES URGE YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD IN FAVOR OF THE ELECTION OF MR. LONG.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY CONSECO'S MANAGEMENT TO THE COMPANY, YOU MAY REVOKE THAT PROXY AND VOTE FOR THE ELECTION OF MR. LONG AND THE CANDIDATES WHO HAVE BEEN NOMINATED BY THE COMPANY OTHER THAN PHILIP R. ROBERTS BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING TO OTTER CREEK PARTNERS I, LP AT 222 LAKEVIEW AVENUE, SUITE 1130, WEST PALM BEACH, FLORIDA, 33401, OR TO THE SECRETARY OF CONSECO, OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting

        Under new Securities and Exchange Commission rules, you are receiving this notice that this Proxy Statement is available on the Internet. This Proxy Statement and the GOLD proxy card are available at www.proxyvote.com.

 IMPORTANT

        Your vote is important, no matter how few Shares you own. We urge you to sign, date and return the enclosed GOLD proxy card today to vote FOR the election of Mr. Long.

  •
  If your Shares are registered in your own name, please sign and date the enclosed GOLD proxy card and return it to Otter Creek Partners I,  LP at 222 Lakeview Avenue, Suite 1130, West Palm Beach, Florida 33401 in the enclosed envelope today.

  •
  If your Shares are held in a brokerage account or bank, you are considered the beneficial owner of the Shares, and these proxy materials, together with a GOLD voting form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative to vote for Mr. Long. Your broker cannot vote your Shares for Mr. Long on your behalf without your instructions.

  •
  Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

        Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company. Even if you return the Company's proxy card marked "withhold" as a protest against the management nominated directors, it will revoke any proxy card you may have previously sent to the Otter Creek Entities. Remember, you can vote for Mr. Long only on our GOLD proxy card. So please make certain that the latest dated proxy card you return is the GOLD proxy card.

 REASONS FOR THE SOLICITATION

        We have decided to nominate Roger Keith Long for election to the Board due to our concerns regarding the loss of significant stockholder value over the past five years. During this time period, as shown in the stock performance graph in the Company's Annual Report Form 10-K, filed on March 31, 2009, the common stock of the Company has lost 76% of its value. Despite raising over $1 billion in fresh capital since its 2003 reorganization, we believe the Company finds itself in a challenged liquidity position which has led to restructuring of its credit lines at higher interest rates and with further restrictions on the Company to incur additional indebtedness. We believe the Company is in a challenged liquidity position because it states that (i) managing capital and liquidity to maintain compliance with debt covenants is one of its major goals for 2009, (ii) it has significant indebtedness which will require over $165 million in cash to service in 2009, and (iii) its liquidity and ability to meet its holding company obligations may be constrained by the ability of its insurance subsidiaries to distribute cash, on pages 4, 22 and 92, respectively, of its Annual Report Form 10-K, filed on March 31, 2009. We believe that the election of a truly independent director with a fresh perspective and a willingness to explore all alternatives will significantly enhance the ability of the Company's stockholders to regain lost stockholder value and create future gains. Mr. Long is truly independent and has extensive experience relevant to the Company and the insurance industry. If elected to the Board, Mr. Long would be an "independent director" as that term is defined in the listing standards of the New York Stock Exchange. Mr. Long has previously served as a Director and Chairman of the Board of Directors of two publicly held insurance companies.

        The Otter Creek Entities are the beneficial owners of an aggregate of 1,427,050 shares of the Company's common stock, representing approximately 0.8% of the outstanding shares. We invested in the Company because of the demographically driven opportunity to become the premier provider of senior products to middle income America. In order to seize this opportunity, Conseco must rebuild its image with fair and honest pricing and clear and concise product descriptions. Conseco also needs to build balance sheet strength and communicate that strength to a customer base becoming increasingly aware of the importance of financial conservatism. We believe Conseco stockholders deserve better.

        Mr. Long brings both operational and strategic experience with a strong track record of public company board service in the insurance industry. Mr. Long has demonstrated an ability to conduct a thorough strategic review and an implementation of an effective governance program. Mr. Long will act with uncompromised independence and a total commitment to stockholder interests. We are not seeking control of the Board.

        Mr. Long, if elected, will comprise a minority of the Board and will be wholly independent, with no vested interest in any single strategic direction, other than taking the steps necessary to enhance stockholder value and capitalize on the opportunities available to the Company.

Mr. Long will serve you, the stockholders and true owners of Conseco and will bring expertise and objectivity to Conseco.

 CONSECO STOCKHOLDERS HAVE AN ALTERNATIVE: MR. LONG IS A HIGHLY
QUALIFIED & INDEPENDENT DIRECTOR CANDIDATE

        The Otter Creek Entities have nominated a candidate who is committed to taking the necessary steps to enhance stockholder value. Mr. Long has the necessary experience and skillset to execute on that commitment, both operationally and strategically. As Chairman of the Board of Financial Industries Corporation, a publicly traded life insurance company, Mr. Long and his fellow Directors installed new management and oversaw an extensive effort to restate 10 years worth of prior financial records and statements. Mr. Long and his fellow Directors also completed a restructuring of the investment portfolio of Financial Industries Corporation. Mr. Long is independent of management and the current Board and is committed to selecting and executing the right plans, operationally and strategically, for the optimization of value for all Conseco stockholders and the realization of a share price worthy of Conseco's intrinsic value.

        The following are highlights of the relevant operational and strategic experience of Mr. Long:

        Mr. Long is the sole owner and President of Otter Creek Management, a company providing investment advisory services since May of 1991. Mr. Long has worked in the securities industry since 1973. From 1973 to 1979, Mr. Long was employed as a portfolio manager at Lionel D. Edie & Co., a subsidiary of Merrill Lynch. In 1979, Mr. Long joined Delphi Capital Management, a subsidiary of Mesirow & Co., where he served as a portfolio manager and investment analyst. He joined Kidder Peabody & Co.'s Chicago office in 1982 as a fixed income analyst specializing in arbitrage trading. In 1983, Mr. Long joined Morgan Stanley & Co. in New York, as a fixed income analyst and arbitrage trader. He was promoted to Vice President in 1985 and Principal in 1987. In 1991, Mr. Long left Morgan Stanley & Co. to organize Otter Creek Management.

        Mr. Long served as Director and Chairman of the Board of Directors of Financial Industries Corporation, a publicly traded Austin, Texas based life insurance company, from August 2003 until its sale in July 2008. Mr. Long has also served as a Director and Chairman of the Board of Financial Institutions Insurance Group, Ltd., a property and casualty insurance company specializing in fidelity bond and director and officer liability insurance for financial institutions from June 1991 until September 1996, when the company was sold.

        Mr. Long received a B.S. and MBA degree, both in Finance, from Indiana University. He served in the US Army from 1970 to 1971.

 PROPOSAL NO. 1

ELECTION OF DIRECTORS

        We are seeking your support at the Annual Meeting to elect Roger Keith Long to the Board. The Board is currently composed of ten (10) directors and nine (9) directors are up for election at the Annual Meeting to serve one-year terms expiring at the 2010 annual meeting of stockholders and until their successors have been selected and qualified. We are seeking your support at the Annual Meeting to elect Mr. Long instead of Philip R. Roberts. Your vote to elect Mr. Long will have the legal effect of replacing one (1) incumbent director of the Company with Mr. Long. If elected, Mr. Long will represent a minority of the members of the Board. We are not seeking control of the Board. Rather, we are seeking one (1) out of nine (9) seats on the Board to ensure that the interests of the stockholders, the true owners of the Company, are vigorously represented in the boardroom by independent representatives and not current management.

THE OTTER CREEK NOMINEE

        We have nominated one (1) highly qualified nominee, who, if elected, will exercise his independent judgment in accordance with his fiduciary duties as a director in all matters that come before the Board. Mr. Long is independent of the Company in accordance with the SEC and New York Stock Exchange rules on board independence. If elected, and subject to their fiduciary duties as directors, Mr. Long would work with the other members of the Board to take those steps that they deem are necessary or advisable to maximize value for all stockholders.

        Set forth below is the name, age, citizenship, business address, present principal occupation and employment and material occupations, positions, offices or employments for the past five years of Mr. Long. This information has been furnished to us by Mr. Long.

        Roger Keith Long (Age 60) is currently the sole stockholder, Director and President of Otter Creek Management, Inc. which is a company providing investment advisory services and the general partner of Otter Creek Partners I, LP. Otter Creek Partners I, LP is a limited partnership that invests in securities. Mr. Long has held these positions since Otter Creek Partners I, LP began operations in May 1991. Mr. Long was a Director and the Chairman of the Board of Directors of Financial Industries Corporation, a publicly traded life insurance company, from August 2003 through its sale in July 2008. Mr. Long has also served as a Director and Chairman of the Board of Financial Institutions Insurance Group, Ltd, a publicly traded property and casualty insurance company, from June 1991 through its sale in September 1996. Mr. Long received a B.S. and MBA degree, both in Finance, from Indiana University. The principal business address of Mr. Long is c/o Otter Creek Management, Inc., 222 Lakeview Avenue, Suite 1130, West Palm Beach, Florida 33401. Mr. Long is not currently a party to any legal proceedings that are adverse to the Company or its subsidiaries. Mr. Long is a U.S. Citizen.

        Mr. Long, if elected, intends to act in accordance with his fiduciary duty and recuse himself from voting should any conflict of interest arise in the future.

        Mr. Long will not receive any compensation from the Otter Creek Entities for his services as a director of the Company. Other than as stated herein, there are no arrangements or understandings between the Otter Creek Entities and Mr. Long or any other person or persons pursuant to which the nomination of Mr. Long described herein is to be made, other than the consent by Mr. Long to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting. Mr. Long is not a party adverse to the Company or any of its subsidiaries and does not have a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

        If elected to the Board, Mr. Long would strongly encourage the Board to perform a strategic review of the Company's business model, sales and marketing strategy, obligations and executive personnel in the context of the existing and expected competitive environments in order to determine what changes should be made to increase the Company's profitability. Based on his review of the Company's public filings, Mr. Long currently believes that the Company may benefit from a restructuring of its current indebtedness. If elected to the Board, Mr. Long would strongly encourage a thorough review of the Company's indebtedness to determine how to restructure it in a manner that is in the best interest of the Company and its stockholders.

        Mr. Long, if elected, will represent a minority of the Board. If elected, Mr. Long will, subject to his fiduciary duty as a director, work with the other members of the Board to take those steps that they deem are necessary to maximize stockholder value. Although Mr. Long will not be able to adopt any measures without the support of at least some members of the current Board, we believe that the election of Mr. Long will send a strong message to the Board regarding the meaningful change desired by the Company's stockholders.

YOU ARE URGED TO VOTE FOR THE ELECTION OF MR. LONG
ON THE ENCLOSED GOLD PROXY CARD.

PROPOSAL NO. 2

COMPANY PROPOSAL TO APPROVE THE
SECTION 382 STOCKHOLDERS RIGHTS PLAN

        As discussed in further detail in the Company's proxy statement, on January 20, 2009, the Board adopted a Section 382 Stockholders Rights Plan (the "Rights Plan"). The Rights Plan approval proposal is an opportunity for stockholders to approve the decision by the Board to adopt the Rights Plan. If the stockholders do not approve the Rights Plan at the Annual Meeting, the Rights Plan will expire on that date. The Company is asking stockholders to approve the Rights Plan.

        We do not object to the proposal to approve the Rights Plan.

 PROPOSAL NO. 3

COMPANY PROPOSAL TO APPROVE THE
AMENDED AND RESTATED LONG-TERM INCENTIVE PLAN

        As discussed in further detail in the Company's proxy statement, on March 31, 2009, the Board unanimously approved the Amended and Restated Long-Term Incentive Plan (the "Plan") to be effective upon the approval thereof by the stockholders of the Company at the Annual Meeting. The Company is asking stockholders to approve the Plan.

        While we believe that management of the Company should be properly incented, we object to the proposal to approve the Plan. We believe that the approval of the Plan would result in dilution of the stockholders' investment that would be excessive given the (i) total number of Shares reserved under the Plan and (ii) current low price of the Shares, which would result in a low employee exercise price under the Plan. We believe that an additional 15,846,268 Shares, which represents an almost 10% dilution, should not be authorized for issuance to management at a time when the value of the Shares has experienced such a dramatic decline. If elected to the Board, Mr. Long would encourage the development of an incentive plan that represented both (i) less total Shares and (ii) exercise prices that were less dilutive to stockholder economics and which more strongly encouraged employees to increase the fair market value of the Shares.

YOU ARE URGED TO VOTE AGAINST THE APPROVAL OF THE AMENDED AND RESTATED LONG-TERM INCENTIVE PLAN ON THE ENCLOSED GOLD PROXY CARD.

PROPOSAL NO. 4

COMPANY PROPOSAL TO RATIFY THE APPOINTMENT
OF PRICEWATERHOUSECOOPERS LLP
AS ITS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        As discussed in further detail in the Company's proxy statement, prior to the Annual Meeting, the Company's Board, upon the recommendation of the Company's Audit and Enterprise Risk Committee, selected PricewaterhouseCoopers LLP to serve as the independent registered public accounting firm for the Company for the year ending December 31, 2009. The Company is asking stockholders to ratify the selection of PricewaterhouseCoopers LLP to serve as the independent registered public accounting firm for the Company for the year ending December 31, 2009.

        We do not object to the proposal to ratify the selection of PricewaterhouseCoopers LLP to serve as independent registered public accounting firm for the Company for the year ended December 31, 2009.

 VOTING AND PROXY PROCEDURES

        Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Each Share is entitled to one vote. Stockholders who sell Shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such Shares. Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such Shares after the Record Date. Based on publicly available information, we believe that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Shares.

        Shares represented by properly executed GOLD proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, (i) will be voted FOR the election of Mr. Long to the Board and FOR the election of the candidates who have been nominated by the Company other than Philip R. Roberts, (ii) will vote FOR the proposal to approve the adoption of the Section 382 Stockholders Rights Plan, (iii) will vote AGAINST the proposal to approve the Company's Amended and Restated Long-Term Incentive Plan, (iv) will vote FOR the proposal to ratify the appointment of PricewaterhouseCoopers LLP to serve as independent registered public accounting firm for the Company for 2009, and (v) will be voted in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting.

        This Proxy Statement is soliciting proxies to elect not only Mr. Long, but also the candidates who have been nominated by the Company other than Philip R. Roberts. This gives stockholders who wish to vote for Mr. Long and such other persons the ability to do so. Under applicable proxy rules, we are required either to solicit proxies only for Mr. Long, which could result in limiting the ability of stockholders to fully exercise their voting rights with respect to the Company's nominees, or to solicit for Mr. Long and for fewer than all of the Company's nominees, which enables a stockholder who desires to vote for Mr. Long to also vote for those of the Company's nominees for whom we are soliciting proxies. The names, backgrounds and qualifications of the Company's nominees, and other information about them, can be found in the Company's proxy statement. There is no assurance that any of the Company's nominees will serve as directors if Mr. Long is elected.

QUORUM

        In order to conduct any business at the Annual Meeting, a quorum must be present in person or represented by valid proxies. The presence in person or by proxy of the holders of a majority of the outstanding Shares entitled to vote at the Annual Meeting is necessary to constitute a quorum. Shares present which are properly withheld as to voting, and Shares present with respect to which a broker indicates that it does not have authority to vote ("broker non-votes"), will not be counted for any purpose other than determining the presence of a quorum at the Annual Meeting.

VOTES REQUIRED FOR APPROVAL

        Vote required for the election of directors.    According to the Company's proxy statement, the election of directors, because it is a contested election, will be determined by the plurality of the votes cast by the holders of Shares represented (in person or by proxy) and entitled to vote at the Annual Meeting provided a quorum is present. Consequently, the nine nominees who receive the greatest number of votes cast will be elected as directors of the Company. Abstentions will not count either in favor of, or against, election of a nominee.

        Vote required for approval of the Section 382 Stockholders Rights Plan.    According to the Company's proxy statement, the vote required to approve the Section 382 Stockholders Rights Plan is the affirmative vote of the holders of a majority of the Shares represented and entitled to vote at the Annual Meeting. Abstentions from voting will have the same legal effect as voting against the approval of the Section 382 Stockholders Rights Plan.

        Vote required for approval of the Amended and Restated Long-Term Incentive Plan.    According to the Company's proxy statement, the vote required to approve the Amended and Restated Long-Term Incentive Plan is the affirmative vote of the holders of a majority of the Shares represented and entitled to vote at the Annual Meeting. Abstentions from voting will have the same legal effect as voting against the approval of the Amended and Restated Long-Term Incentive Plan.

        Vote required for the ratification of the appointment of PricewaterhouseCoopers LLP.    According to the Company's proxy statement, the vote required to approve the ratification of the appointment of PricewaterhouseCoopers LLP as its independent registered public accounting firm is the affirmative vote of the holders of a majority of the Shares represented and entitled to vote at the Annual Meeting. Abstentions from voting will have the same legal effect as voting against ratification of the appointment of PricewaterhouseCoopers LLP.

        We believe that there are no dissenter's rights of appraisal on the matters to be voted on in this Proxy Statement.

DISCRETIONARY VOTING

        If you hold your Shares in street name (that is, if you hold your Shares through a broker, bank or other holder of record), you may be able to vote by telephone or via the Internet. Please refer to the information on the voting instruction form forwarded to you by your bank, broker or other holder of record to see which voting options are available to you.

REVOCATION OF PROXIES

        Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to Otter Creek Partners I, LP at 222 Lakeview Avenue, Suite 1130, West Palm Beach, Florida 33401 or to the Secretary of the Company at 11825 North Pennsylvania Street, Carmel, Indiana 46032, or any other address provided by the Company. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to Otter Creek Partners I, LP at 222 Lakeview Avenue, Suite 1130, West Palm Beach, Florida 33401 so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date and the number of outstanding Shares represented thereby. Additionally, we may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of Mr. Long.

        IF YOU WISH TO VOTE FOR THE ELECTION OF MR. LONG TO THE BOARD PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

        The solicitation of proxies pursuant to this Proxy Statement is being made by the Otter Creek Entities. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, electronically, in person or by advertisements.

        The Otter Creek Entities have not entered into any agreement for solicitation and advisory services in connection with this solicitation or for payment of fees or expenses related thereto.

        The entire expense of soliciting proxies is being borne by the Otter Creek Entities. Costs of this solicitation of proxies are currently estimated to be approximately $                                    . We estimate

that through the date hereof, the expenses in connection with this solicitation are approximately $                                    . The Otter Creek Entities intend to seek reimbursement from the Company of all expenses it incurs in connection with the solicitation of proxies for the election of Mr. Long to the Board at the Annual Meeting. The Otter Creek Entities do not intend to submit the question of such reimbursement to a vote of security holders of the Company, if the Board should not approve any reimbursement of expenses.

ADDITIONAL PARTICIPANT INFORMATION

        Mr. Long, Otter Creek Partners, Otter Creek Inc. and Otter Creek International are participants in this solicitation. The principal business of Otter Creek Partners is acting as a limited partnership that invests in securities. The principal business of Otter Creek Inc. is providing investment advisory services and acting as the general partner of Otter Creek Partners. The principal business of Otter Creek International is investing in securities. The principal occupation of Mr. Long is serving as the Director and President of Otter Creek Management, Inc.

        The address of the principal office of each of Robert Keith Long, Otter Creek Partners and Otter Creek Inc. is 222 Lakeview Avenue, Suite 1130, West Palm Beach, Florida 33401. The address of the principal office of Otter Creek International is P.O. Box 71 Road Town, Tortola, British Virgin Islands.

        As of the date hereof, Otter Creek Partners beneficially owns 610,450 Shares. Otter Creek Inc., as the general partner of Otter Creek Partners, may be deemed to be the beneficial owner of the 610,450 Shares owned by Otter Creek Partners. Mr. Long is the sole stockholder of Otter Creek Inc. As of the date hereof, Mr. Long directly owns 100,000 Shares and by virtue of his ownership of Otter Creek Inc. has the power to vote and dispose of the shares owned by Otter Creek Partners and therefore, may be deemed to be the beneficial owner of the 610,450 Shares owned by Otter Creek Partners. Otter Creek International beneficially owns 716,600 Shares. Otter Creek Inc., as an investment advisor of Otter Creek International, may be deemed to be the beneficial owner of the 716,600 Shares owned by Otter Creek International. Mr. Long, Otter Creek Partners and Otter Creek Inc. expressly disclaim beneficial ownership of the Shares owned by Otter Creek International.

        Otter Creek Partners also currently owns 3.50% Convertible Debentures due September 30, 2035 of the Company (the "Convertible Debentures") in an aggregate face amount of $8,780,000, which may at some time in the future be convertible into Shares pursuant to the terms of the Indenture dated as of August 15, 2005 (the "Indenture"). Otter Creek International currently owns Convertible Debentures in an aggregate face amount of $10,663,000, which may at some time in the future be convertible into Shares pursuant to the terms of the Indenture. Homestead Insurance Company ("Homestead"), a company of which Mr. Long is a Director and minority stockholder, currently own Convertible Debentures in an aggregate face amount of $500,000. Mr. Long, Otter Creek Partners and Otter Creek Inc. expressly disclaim beneficial ownership of the Convertible Debentures owned by Otter Creek International. Mr. Long and the other Otter Creek Entities expressly disclaim beneficial ownership of the Convertible Debentures owned by Homestead. Homestead is not a participant in this solicitaion. As of the date hereof, the Otter Creek Entities do not believe that, pursuant to the terms of the Indenture, the Convertible Debentures of Otter Creek Partners, Otter Creek International or Homestead are currently convertible into Shares.

        For information regarding purchases and sales of securities of the Otter Creek Entities during the past two years by each of the Otter Creek Entities, see Schedule I of this Proxy Statement. Otter Creek Partners and Otter Creek International use a limited amount of margin debt to purchase its securities holdings. As of the date hereof, approximately $104,000 of margin debt was used to purchase the Shares held by Otter Creek Partners and approximately $236,000 of margin debt was used to purchase the Shares held by Otter Creek International.

        Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his/its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company's last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his/its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no person, including the participants in this solicitation, who is a party to an arrangement or understanding pursuant to which Mr. Long is proposed to be elected has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on at the Annual Meeting.

OTHER MATTERS AND ADDITIONAL INFORMATION

        Other than as discussed above, the Otter Creek Entities are unaware of any other matters to be considered at the Annual Meeting. However, should other matters, which the Otter Creek Entities are not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed GOLD proxy card will vote on such matters in their discretion, including without limitation nominating additional persons for directorships, or making any proposals as may be appropriate to address any action of the Board not publicly disclosed prior to the date of this proxy statement.

STOCKHOLDER PROPOSALS

        Any proper proposal which a stockholder wishes to have included in the Board's proxy statement and form of proxy for the 2010 annual meeting of the Company must be received by the Company by December 18, 2009. Such proposals must meet the requirements set forth in the rules and regulations of the SEC in order to be eligible for inclusion in the proxy statement for the 2010 annual meeting of the Company. In addition to the SEC rules concerning stockholder proposals, the Company's Bylaws establish advance notice procedures with regard to certain matters, including stockholder nominations for directors, to be brought before a meeting of stockholders at which directors are to be elected. In the case of an annual meeting, notice must be received by the Secretary of the Company not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting. In the case of a special meeting of stockholders at which directors are to be elected, notice of a stockholder nomination must be received by the Secretary of the Company no later than the close of business on the 10th day following the earlier of the day on which notice of the date of the meeting was mailed or public disclosure of the meeting was made. A nomination will not be considered if it does not comply with these notice procedures and any additional requirements set forth in the

Company's bylaws. Please note that these bylaw requirements are separate from the SEC's requirements to have a stockholder nomination or other proposal included in the Company's proxy statement. Any stockholder who wishes to submit a proposal to be acted upon at the 2010 annual meeting of the Company or who wishes to nominate a candidate for election as director should obtain a copy of these bylaw provisions and may do so by written request addressed to the Secretary of Conseco at 11825 North Pennsylvania Street, Carmel, Indiana 46032.

        The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2010 annual meeting of the Company is based on information contained in the Company's proxy statement. The incorporation of this information in this Proxy Statement should not be construed as an admission by the Otter Creek Entities that such procedures are legal, valid or binding.

INCORPORATION BY REFERENCE

        THE OTTER CREEK ENTITIES HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT ARE INCLUDED IN CONSECO'S PROXY STATEMENT RELATING TO THE ANNUAL MEETING. THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON CONSECO'S CURRENT DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, AND OTHER IMPORTANT INFORMATION. THE OTTER ENTITIES WERE NOT INVOLVED IN THE PREPARATION OF CONSECO'S PROXY STATEMENT. SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF CONSECO.

        The information concerning Conseco contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

THE OTTER CREEK ENTITIES

April     , 2009

 SCHEDULE I

         TRANSACTIONS IN SECURITIES OF CONSECO, INC.
DURING THE PAST TWO YEARS

        Except as otherwise specified, all purchases and sales were made in the open market.

OTTER CREEK PARTNERS I, LP

Common Stock

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale
7,500	$11.24	January 9, 2008
11,300	$11.68	January 10, 2008
9,100	$11.01	January 15, 2008
7,500	$10.58	January 18, 2008
3,800	$10.00	January 18, 2008
3,700	$10.95	January 28, 2008
7,200	$10.62	March 4, 2008
8,300	$ 8.91	March 17, 2008
5,500	$11.23	May 21, 2008
73,500	$11.44	June 20, 2008
7,300	$ 9.12	August 11, 2008
(7,500)	$ 9.57	August 11, 2008
(11,300)	$ 9.57	August 11, 2008
(2,500)	$ 9.57	August 11, 2008
(6,600)	$ 9.03	August 19, 2008
(7,500)	$ 9.03	August 19, 2008
(3,800)	$ 9.03	August 19, 2008
(500)	$ 9.03	August 19, 2008
8,500	$ 4.34	September 17, 2008
4,600	$ 4.38	September 18, 2008
40,000	$ 2.58	October 20, 2008
60,000	$ 1.72	October 24, 2008
(3,200)	$ 2.85	November 26, 2008
(7,200)	$ 2.85	November 26, 2008
(8,300)	$ 2.85	November 26, 2008
(5,500)	$ 2.85	November 26, 2008
(15,800)	$ 2.85	November 26, 2008
(10,000)	$ 3.45	December 24, 2008
(10,250)	$ 4.93	December 31, 2008
9,100	$ 3.17	January 12, 2009
23,100	$ 1.24	February 27, 2009
111,200	$ 0.58	March 2, 2009
55,600	$ 0.40	March 3, 2009
26,800	$ 0.58	March 4, 2009
98,700	$ 0.30	March 11, 2009
23,700	$ 0.41	March 16, 2009
27,200	$ 0.42	March 18, 2009
27,200	$ 0.47	March 20, 2009
26,500	$ 0.74	March 31, 2009
23,500	$ 1.32	April 7, 2009

3.50% Convertible Debentures due September 30, 2035

Face Amount Purchased/(Sold)	Unit Price($)	Date of Purchase/Sale
$750,000	0.8513	January 14, 2008
$350,000	0.8475	February 25, 2008
$100,000	0.8400	March 3, 2008
$750,000	0.8425	March 4, 2008
$830,000	0.8425	March 5, 2008
$280,000	0.8368	April 3, 2008
$340,000	0.7000	September 26, 2008
$1,100,000	0.5833	October 1, 2008
$1,000,000	0.4800	October 2, 2008
$700,000	0.3850	October 6, 2008
$130,000	0.3950	October 20, 2008
$750,000	0.4775	January 16, 2009
$1,700,000	0.2050	March 5, 2009

OTTER CREEK MANAGEMENT, INC.

Common Stock

        None.

3.50% Convertible Debentures due September 30, 2035

        None.

OTTER CREEK INTERNATIONAL LTD.

Common Stock

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale
12,500	$11.24	January 9, 2008
18,700	$11.68	January 10, 2008
15,200	$11.01	January 15, 2008
12,500	$10.58	January 18, 2008
6,200	$10.00	January 18, 2008
6,300	$10.95	January 28, 2008
13,800	$10.62	March 4, 2008
11,700	$ 8.91	March 17, 2008
9,200	$11.23	May 21, 2008
122,300	$11.44	June 20, 2008
12,700	$ 9.12	August 11, 2008
(12,500)	$ 9.57	August 11, 2008
(16,200)	$ 9.57	August 11, 2008
(2,500)	$ 9.03	August 19, 2008
(15,200)	$ 9.03	August 19, 2008
(12,500)	$ 9.03	August 19, 2008
(1,400)	$ 9.03	August 19, 2008
14,500	$ 4.34	September 17, 2008
7,850	$ 4.38	September 18, 2008
900	$ 3.17	January 12, 2009
26,900	$ 1.24	February 27, 2009
138,800	$ 0.58	March 2, 2009
68,250	$ 0.40	March 3, 2009
32,900	$ 0.58	March 4, 2009
121,300	$ 0.30	March 11, 2009
16,300	$ 0.41	March 16, 2009
32,800	$ 0.42	March 18, 2009
32,800	$ 0.47	March 20, 2009
23,500	$ 0.74	March 31, 2009
19,000	$ 1.32	April 7, 2009

3.50% Convertible Debentures due September 30, 2035

Face Amount Purchased/(Sold)	Unit Price($)	Date of Purchase/Sale
$1,250,000	0.8513	January 14, 2008
$650,000	0.8475	February 25, 2008
$100,000	0.8400	March 3, 2008
$1,255,000	0.8425	March 4, 2008
$1,570,000	0.8425	March 5, 2008
$260,000	0.8368	April 3, 2008
$660,000	0.7000	September 26, 2008
$1,900,000	0.5833	October 1, 2008
$1,000,000	0.4800	October 2, 2008
$800,000	0.3850	October 6, 2008
$106,000	0.3950	October 20, 2008
($750,000)	0.4769	January 16, 2009
$1,862,000	0.2050	March 5, 2009

ROGER KEITH LONG

Common Stock

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale
100,000	$0.35	March 17, 2009

3.50% Convertible Debentures due September 30, 2035

        None.

 SCHEDULE II

The following table is reprinted from Conseco's proxy statement filed with the Securities and Exchange Commission on April 7, 2009.

 SECURITIES OWNERSHIP

        The following table sets forth certain information concerning the beneficial ownership of our common stock as of March 16, 2009 (except as otherwise noted) by each person known to us who beneficially owns more than 5% of the outstanding shares of our common stock, each of our directors, each of our current executive officers that are named in the Summary Compensation Table on page 23 and all of our current directors and executive officers as a group.

		Shares Beneficially Owned
Title of Class	Name of Beneficial Owner	Number	Percentage
Common stock	Columbia Wanger Asset Management, L.P.(1)	26,489,000	14.3
Common stock	Steel Partners II, L.P.(2)	14,801,460	8.0
Common stock	Hotchkis and Wiley Capital Management, LLC(3)	12,024,641	6.5
Common stock	R. Glenn Hilliard(4)	1,565,294	*
Common stock	Donna A. James	10,807	*
Common stock	Debra J. Perry(5)	40,381	*
Common stock	C. James Prieur(6)	795,000	*
Common stock	Philip R. Roberts(5)	43,907	*
Common stock	Neal C. Schneider(5)	41,407	*
Common stock	Michael S. Shannon(5)	126,866	*
Common stock	Michael T. Tokarz(5)	38,907	*
Common stock	John G. Turner(5)	46,907	*
Common stock	Doreen A. Wright	12,307	*
Common stock	Edward J. Bonach(7)	97,000	*
Common stock	Eric R. Johnson(8)	242,237	*
Common stock	Scott R. Perry(9)	142,898	*
Common stock	Steven M. Stecher(10)	92,975	*
Common stock	All directors and executive officers as a group (19 persons)(11)	3,721,571	2.0

*
Less than 1%.

(1)
Based solely on the Amendment No. 3 to Schedule 13G filed with the SEC on January 27, 2009 by Columbia Wanger Asset Management, L.P. The Amendment No. 3 to Schedule 13G reports sole power to vote or direct the vote of 26,104,000 shares and sole power to dispose or direct the disposition of 26,489,000 shares. The business address for Columbia Wanger Asset Management, L.P. is 227 West Monroe Street, Suite 3000, Chicago, IL 60606.

(2)
Based solely on the Amendment No. 7 to Schedule 13D filed with the SEC on January 5, 2009 by Steel Partners II, L.P. The business address for Steel Partners II, L.P. is 590 Madison Avenue, 32nd Floor, New York, NY 10022.

(3)
Based solely on the Amendment No. 3 to Schedule 13G filed with the SEC on February 13, 2009 by Hotchkis and Wiley Capital Management, LLC. The Amendment No. 3 to Schedule 13G reports sole power to vote or direct the vote of 8,168,541 shares and sole power to dispose or to direct the disposition of 12,024,641 shares. The business address for Hotchkis and Wiley Capital Management, LLC is 725 S. Figueroa Street, 39th Floor, Los Angeles, CA 90017.

II-1

(4)
Includes 98,119 shares held by a family charitable foundation, of which Mr. Hilliard is a trustee. He disclaims beneficial ownership of such shares. Also includes options, exercisable currently or within 60 days of March 16, 2009, to purchase 755,000 shares of common stock.

(5)
Includes options, exercisable currently or within 60 days of March 16, 2009, to purchase 15,400 shares of common stock.

(6)
Includes options, exercisable currently or within 60 days of March 16, 2009, to purchase 325,000 shares of common stock.

(7)
Includes options, exercisable currently or within 60 days of March 16, 2009, to purchase 40,000 shares of common stock.

(8)
Includes options, exercisable currently or within 60 days of March 16, 2009, to purchase 194,000 shares of common stock.

(9)
Includes options, exercisable currently or within 60 days of March 16, 2009, to purchase 105,500 shares of common stock.

(10)
Includes options, exercisable currently or within 60 days of March 16, 2009, to purchase 77,500 shares of common stock.

(11)
Includes options, exercisable currently or within 60 days of March 16, 2009, to purchase an aggregate of 1,925,900 shares of common stock held by directors and executive officers.

II-2

 IMPORTANT

        Tell your Board what you think! Your vote is important. No matter how many Shares you own, please give the Otter Creek Entities your proxy FOR the election of Mr. Long by taking three steps:

  •
  SIGNING the enclosed GOLD proxy card,

  •
  DATING the enclosed GOLD proxy card, and

  •
  MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

        If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such Shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute the GOLD proxy card representing your Shares. We urge you to confirm in writing your instructions to Otter Creek Partners I, LP at 222 Lakeview Avenue, Suite 1130, West Palm Beach, Florida 33401, so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

        If you have any questions or require any additional information concerning this Proxy Statement, please contact Otter Creek Partners I, LP at the address set forth above or Roger Keith Long at (561) 832-4110.

        This Proxy Statement and the GOLD proxy card are available at www.proxyvote.com.

PRELIMINARY PROXY STATEMENT SUBJECT TO COMPLETION

DATED APRIL 17, 2009

CONSECO, INC.

Annual Meeting of Shareholders To Be Held on May 12, 2009

This Proxy is Solicited on Behalf of the Otter Creek Entities

The Board of Directors of Conseco, Inc. is Not Soliciting this Proxy

Each person signing this card on the reverse side hereby appoints, as proxies, Roger Keith Long and Joseph O’Neill, or any of them with full power of substitution, to vote all shares of common stock of Conseco, Inc. which such person is entitled to vote at the Annual Meeting of Shareholders of Conseco, Inc. to be held at the Conseco Conference Center, 11825 N. Pennsylvania St., Carmel, Indiana at 8:00 a.m. EDT on May 12, 2009, and any adjournments thereof.

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of Conseco, Inc. held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof.  If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Otter Creek Partners I, LP and the other participants in this solicitation (collectively, the “Otter Creek Entities”) a reasonable time before this solicitation.

This proxy card will be voted as directed. If no instructions are specified, the shares represented by this proxy shall be voted FOR the election of Roger Keith Long and the Conseco, Inc. nominated directors other than Philip R. Roberts, FOR the approval of the Section 382 Shareholders Rights Plan in Item 2, AGAINST approval of the Amended and Restated Long-Term Incentive Plan in Item 3, and FOR the ratification of the appointment of the independent registered public accounting firm in Item 4.

This proxy is continued on the reverse side.

Please sign on the reverse side and return promptly.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be held on May 12, 2009.  This Proxy Statement and the GOLD proxy card are available at www.proxyvote.com.

ANNUAL MEETING OF SHAREHOLDERS OF

CONSECO, INC.

May 12, 2009

PLEASE DATE, SIGN AND MAIL

YOUR PROXY CARD IN THE

ENVELOPE PROVIDED AS SOON

AS POSSIBLE.

THIS PROXY IS SOLICITED ON BEHALF OF THE OTTER CREEK ENTITIES

THE BOARD OF DIRECTORS OF CONSECO, INC.

IS NOT SOLICITING THIS PROXY

Please detach along perforated line and mail in the envelope provided.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. Election of Directors: Other Creek Entities Nominee - Election of Roger Keith Long as a director for a one-year term expiring in 2010.

☐	FOR NOMINEE

WITHHOLD AUTHORITY
☐	FOR NOMINEE

The Otter Creek Entities intend to use this proxy to vote for (i) Roger Keith Long and (ii) the persons who have been nominated by Conseco, Inc. to serve as directors, other than the Conseco, Inc. nominees listed below.  You may withhold authority to vote for one or more additional Conseco, Inc. nominees, by the writing the names of the nominee(s) below.  You should refer to the proxy statement and form of proxy distributed by Conseco, Inc. for the names, background, qualifications and other information concerning the Conseco, Inc. nominees.

There is no assurance that any of the Conseco, Inc. nominees will serve as directors if Roger Keith Long is elected to the Board of Directors.

The Conseco, Inc. nominee with respect to whom the Otter Creek Entities are NOT seeking authority to vote for and WILL NOT exercise any such authority: Philip R. Roberts.

Write in below the names of any additional Conseco, Inc. nominees for which authority to vote is withheld:

	FOR	AGAINST	ABSTAIN

2. Approval of the Section 382 Shareholder Rights Plan.	☐	☐	☐

3. Approval of the Amended and Restated Long-Term Incentive Plan.	☐	☐	☐

4. Ratification of the appointment of PricewaterhouseCoopers LLP as independent registered public accounting firm of Conseco for the fiscal year ending December 31, 2009.	☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.

The undersigned hereby acknowledges receipt of the Proxy Statement of the Otter Creek Entities dated April , 2009.

MARK “X” HERE IF YOU PLAN TO ATTEND THE MEETING. ☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

QuickLinks

OTTER CREEK PARTNERS I, LP
PROXY STATEMENT OF OTTER CREEK PARTNERS I, LP
PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY
Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting
IMPORTANT
REASONS FOR THE SOLICITATION
CONSECO STOCKHOLDERS HAVE AN ALTERNATIVE: MR. LONG IS A HIGHLY QUALIFIED & INDEPENDENT DIRECTOR CANDIDATE
PROPOSAL NO. 1 ELECTION OF DIRECTORS
PROPOSAL NO. 2 COMPANY PROPOSAL TO APPROVE THE SECTION 382 STOCKHOLDERS RIGHTS PLAN
PROPOSAL NO. 3 COMPANY PROPOSAL TO APPROVE THE AMENDED AND RESTATED LONG-TERM INCENTIVE PLAN
PROPOSAL NO. 4 COMPANY PROPOSAL TO RATIFY THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS ITS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
VOTING AND PROXY PROCEDURES
SOLICITATION OF PROXIES
ADDITIONAL PARTICIPANT INFORMATION
OTHER MATTERS AND ADDITIONAL INFORMATION
SCHEDULE I
SCHEDULE II
SECURITIES OWNERSHIP
IMPORTANT